South Street Financial Corp.

155 West South Street

Albemarle, NC 28001

May 5, 2005

VIA EDGAR FILING

Securities and Exchange Commission

Division of Corporation Finance

Attn: John P. Nolan

Accounting Branch Chief

450 Fifth Street, N.W.

Washington, DC 20549

Re:	South Street Financial Corp. Form 10-KSB for the period ended December 31, 2004 File No. 000-21083

Dear Mr. Nolan:

As requested in your office’s comment letter dated April 28, 2005, I am providing on behalf of South Street Financial Corp. (the “Company”) the following acknowledgements you requested related to the Company’s Form 10-KSB filing (the “filing”) in connection with its fiscal year ended December 31, 2004:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ R. Ronald Swanner
R. Ronald Swanner
President and CEO